 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File No. 001-38145

Auryn Resources Inc.
(Translation of registrant's name into English)

Suite 600, 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
 Form 20-F  [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

 SUBMITTED HEREWITH

Exhibits

99.1
Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project amended and restated June 24, 2020
99.2
Consent of Qualified Person - David Stone, P.Eng. amended and restated June 24, 2020
99.3
Consent of Qualified Person – Philip A Geusebroek, M.Sc., P.Geo amended and restated June 24, 2020
99.4
Consent of Qualified Person – Paul Chamois, M.Sc.(A), P.Geo amended and restated June 24, 2020
99.5
Consent of Qualified Person - Mary Mioska, P.Eng. amended and restated June 24, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURYN RESOURCES INC.

Date: July 21, 2020	By:	/s/ Stacy Rowa
Stacy Rowa
Chief Financial Officer